201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

May 6, 2016

Ms. Barbara C. Jacobs

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	IT Management, Inc.
Response to Comment letter dated September 2, 2015 and Comment letter dated February 22, 2016
Registration Statement on Form S-1
Filed: August 6, 2015
File No. 333-206127

Dear Ms. Jacobs:

Enclosed is the Pre-Effective Amendment Number Two to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 2, 2015 and February 22, 2016.

General

1.	Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

Response:	The financial statements have been updated through December 31, 2015.

2.	We note your statement on page 20 that you do not believe you are a shell company. However, you appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Ms. Barbara C. Jacobs

May 6, 2016

Response: The Company is not a shell company. For the reasons set forth below, the Issuer has determined that, under SEC Release 33-8587, the Issuer is not currently, and has not previously been, a “shell company” as defined therein.

Under Securities and Exchange Act Rule 12b-2, a shell company is a registrant that has no or nominal operations. A registrant that has operations, which are not nominal, is not a shell company. The Issuer is not a shell company because its operations are not nominal. The Issuer’s activities, as set forth below, are consistent with those of a typical startup company – obtaining capital, retaining management, developing a product or service, evaluating the market opportunity, conducting due diligence, seeking partners, evaluating potential clients and assignments and further developing its operational, reporting and accounting systems. A startup company, by definition, does not meet the condition of having “no or nominal operations” and is not considered to be a “shell company.” See SEC Release 33-8869, fn 172.

Since its formation in October 2014, the Issuer has been developing its business plan, consulting models and systems, marketing plan, pricing of its services and other systems. From inception through September 2015, the Issuer finalized its business plan, established a corporate website, elected its officers and began drafting its various contracts for services it intends to offer to its clients. In December 2014, the Issuer established its corporate officers in Miami, Florida. In the first and second quarters of 2015, the Issuer spent considerable time and expense preparing its registration statement on Form S-1 (the “Registration Statement”), which was ultimately filed on August 6, 2015. During 2014 and 2015, it also engaged its auditors and interviewed transfer agents and has now selected a transfer agent. Furthermore, it engaged IT personnel to develop, design and build its website and began marketing its consulting services. From October 27, 2014 through March 2015, the Issuer raised $117,500 in capital to execute it business plan. The Company is now expanding its marketing efforts. This is consistent with its Plan of Operation as set forth in the S-1. Now that the Issuer has completed its initial capitalization, it has begun expanding its operation. The Issuer will also commence its marketing campaign on various social media platforms including Facebook and Twitter. The Issuer has also signed two consulting agreements with clients for its services.

The Issuer is a typical start-up business. The Issuer has now begun to generate revenues after laying a proper foundation for its business. A shell company is not defined as one with no revenues. Many start-ups, especially tech companies, take years to develop their products and produce revenues and often are required to adapt or modify their products and service to the fast changing landscape that exists in the tech industry. A shell company is defined as one with no or nominal operations. The Issuer has very typical operations for a new tech consulting company. It did not and does not meet the definition of a shell as defined in SEC Release 33-8587.

Ms. Barbara C. Jacobs

May 6, 2016

Cover Page

3.	Please delete the tabular presentation, which is not appropriate in the context of a resale registration statement.

Response:	Deleted the inapplicable columns.

4.	Please revise the disclosure here and throughout your filing to state, if accurate, that the selling shareholders will sell at a price of $0.10 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Response:	Revised and reconciled.

Prospectus Summary, page 3

IT Management, Inc.

Business, page 1

5.	Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that you will advise companies regarding software and hardware solutions and on page 2 you state that you will allow companies to minimize their hardware and software expenses and that you will generate client loyalty and add value to your potential clients. Please revise these and other statements in your prospectus to state your intention to engage in these business activities and to address the potential challenges and uncertainties associated with these plans.

Response:	Revised to state the Company’s intention to engage in these business activities and to address the potential challenges and uncertainties associated with these plans.

6.	Please revise to disclose that there can be no assurances that your efforts to market your information technology solutions services will succeed.

Response:	Revised to disclose that there can be no assurances that our efforts to market our information technology solutions services will succeed.

Ms. Barbara C. Jacobs

May 6, 2016

Risk Factors

Risks Associated with our Company and Industry

We will rely upon consultants…, page 10

7.	We note that you are dependent upon web consultants to expand your website and market your services. Please revise to disclose, as you state on page 24, that these services are not being provided pursuant to a written agreement.

Response:	Revised to disclose that it is under an oral agreement.

Special Note Regarding Forward-Looking Statements, page 20

8.	Please revise to disclose that you intend to file a Form 8A.

Response:	Revised to disclose that the Company will file a Form 8A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2015

Results of Operations, page 22

9.	When updating this section to provide the results of operations for the six months ended June 30, 2015, please revise to state that there is no assurance that you will ever generate revenues. Similar concerns exist on page 23.

Response:	Revised to provide the results of operations for the year ended December 31, 2015. Also, the Company has signed two consulting agreements and has recorded revenues.

Directors, Executive Officers, Promoters and Control Persons, page 29

10.	We note that Mr. Beauregard is employed by BCT Experts Conseils, Inc. which you describe as a consulting firm. Please revise to provide specific information regarding the type of consulting services provided by this company. Refer to Item 401(e)(1) of Regulation S-K.

Ms. Barbara C. Jacobs

May 6, 2016

Response:	Revised to provide the specific information regarding the type of consulting services provided by this company.

Exhibits

11.	We note that substantial portions of Exhibit 3.1 appear to contain rate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire section of a document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

Response:	Refiled the applicable exhibits in one of the correct document formats.

Exhibit 5.1

12.	As this is a selling shareholder offering, please revise to provide that the shares are validly issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

Response:	Revised to reflect that the shares are validly issued, fully paid and non-assessable.

We believe the foregoing changes have adequately addressed the SEC’s comments. If you have any question or require anything further, please feel free to call me at 310-576-4758.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA

cc:	Daniel Trudeau, CFO
Claude Beauregard, President